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September 24, 2010

Columbia Seligman Communications and Information Fund, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of Columbia Seligman Communications and Information Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Maryland, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
General Counsel
Columbia Seligman Communications and Information Fund, Inc.